N E W S   R E L E A S E

TALISMAN MONKMAN WELL TESTS AT 27 MMCF/D

CALGARY, Alberta -June 14, 2006 - Talisman Energy Inc has drilled another successful well in the Monkman region in northeastern British Columbia. The Talisman et al Bullmoose a-A043-E/093-P-03 well (Talisman Energy Canada 73%) tested at rates of up to 27mmcf/d (gross, raw gas). The well is expected to be tied-in during the fourth quarter of 2006.

This successful Triassic well follows two previously announced wells, which tested at rates of 30 mmcf/d (Talisman 33%) and 16 mmcf/d (Talisman 31%) earlier this year and the d-93-D/93-P-5 deep well (Talisman 80%), which has been producing approximately 34 mmcf/d (gross sales gas). Plans are underway to spud another deep well next month. The Company also plans to shoot the second phase of a major 3D seismic program in the Brazion area. It is anticipated that this will lead to additional Paleozoic and Triassic drilling locations in 2007 and beyond.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &

  Corporate Communications

Phone:  403-237-1196

Fax:      403-237-1210

E-mail: tlm@talisman-energy.com

16-06

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation.  These statements include, among others, statements regarding estimated volumes and timing of production, business plans for drilling, exploration and development, and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.  Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this press release. Statements which discuss business plans for drilling, exploration and development assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

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risks and uncertainties involving geology of oil and gas deposits;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of estimates and projections relating to production, costs and expenses;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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health, safety and environmental risks;

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uncertainties as to the availability and cost of financing and changes in capital markets;

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changes in general economic and business conditions;

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

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the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. Unless material, the Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Oil and Gas Information

Throughout this press release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~